Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Endeavour Silver Management Appointment; 2007 Year-End Financial Results
     Conference Call, and Webcast Scheduled For Friday, April 4, 2008

     VANCOUVER, April 1 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EJD:
DBFrankfurt and EXK: AMEX) is pleased to announce the appointment of Hugh
Clarke from Manager, Investor Relations to Vice President, Corporate
Communications, effective April 1, 2008.
     Mr. Clarke is a corporate communications professional with over 30 years experience in business and finance, including a broad range of positions in banking, stock markets and public companies. After a 10 year career with
Scotiabank starting in 1972, Hugh entered the stock brokerage business in 1982 with Walwyn Stodgell Cochran Murray, specializing in the futures and options markets with an emphasis in metals, and finished his brokerage career in 1990 with Dean Witter Reynolds.
     During the 1990's he was involved in the formation, management and financing of a number of public traded companies, mostly involved in mineral exploration. From 2000 to 2003, he worked as an investor relations specialist with the Hunter Dickinson Group of Vancouver. Mr. Clarke joined Endeavour
Silver as manager of investor relations in 2003.
     The Company also announces that Mike Rasmussen has stepped down from his position as Chief Geologist, effective February 1, 2008. Management would like to thank Mr. Rasmussen for his dedication and hard work over the past three years.
     Endeavour plans to hold a conference call and webcast to discuss its 2007 year-end financial results at 11:00 AM Pacific Time (2:00 PM Eastern Time) on
Friday, April 4, 2008.

     To participate in the conference call, please dial the following:

     <<
     - 1-800-732-6179 Canada & USA (Toll-Free)
     - 416-644-3417 Toronto area callers
     - No pass code necessary
     >>

     A replay of the conference call will be available until April 14, 2008 by dialing 1-877-289-8525 in Canada & USA (Toll-free) or 416-640-1917 in the
Toronto area. The required pass code is 21267079 followed by the (number sign) key.
     A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford J. Cooke
     Chairman and CEO

     The TSX Exchange has neither approved nor disapproved the contents of this news release.

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     ---------------------------------------------------
     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the
Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: (877) 685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com./
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 10:30e 01-APR-08